AMERICAN BONANZA GOLD CORP.

AMENDED Condensed Consolidated Interim Financial Statements
Six months ended June 30, 2011

(Unaudited – Prepared by Management)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, “Continuous Disclosure Obligations”, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim condensed consolidated financial statements of the Corporation have been prepared by management and approved by the Audit Committee and Board of Directors of the Corporation.

The Corporation’s independent auditors have not performed a review of these condensed consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditors.

American Bonanza Gold Corp.
CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS
(In Canadian Dollars)
(Unaudited – Prepared by Management)	June 30,	December 31,	January 1,
	2011	2010	2010
	$	$	$
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	8,902,969	3,104,650	957,923
Amounts receivable (note 3)	152,615	114,442	455,680
Prepaid expenses	34,543	34,758	32,926
Marketable securities (note 4)	4,095,000	5,805,000	1,879,842
	13,185,127	9,058,850	3,326,371

DEFERRED SHARE ISSUE COSTS	-	181,726	-

RECLAMATION BOND	1,591,858	20,000	20,000

MINERAL PROPERTIES, PLANT AND EQUIPMENT (note 5)	36,950,836	1,649,571	14,502

EXPLORATION AND EVALUATION ASSETS (note 6)	-	27,044,476	38,879,917
	38,542,694	28,895,773	38,914,419
	51,727,821	37,954,623	42,240,790

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	1,117,453	1,079,376	687,940

RECLAMATION AND RESTORATION (note 11)	1,110,353	-	40,621

	2,227,806	1,079,376	728,561

SHAREHOLDERS’ EQUITY
Share capital (note 7)	78,178,293	62,449,075	60,650,619
Other equity reserve (note 7)	8,420,782	6,319,728	6,396,978
Accumulated other comprehensive income (loss)	(2,754,095)	(479,513)	(285,353)
Deficit	(34,344,965)	(31,414,043)	(25,250,015)

	49,500,015	36,875,247	41,512,229

	51,727,821	37,954,623	42,240,790

APPROVED ON AUGUST 12, 2011 ON BEHALF OF THE BOARD:

Signed: Brian Kirwin
Director

Signed: Robert T. McKnight
Director

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Corp.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE
LOSS
(In Canadian Dollars)	Three Months		Six Months
(Unaudited – Prepared by Management)	Ended June 30,		Ended June 30,
	2011	2010	2011	2010
	$	$	$	$

EXPENSES (INCOME):
General and administrative (note 8)	489,209	99,633	785,688	316,504
Stock-based compensation (note 7)	101,787	-	1,786,679	-
Exploration	54,716	31,308	125,456	70,996
Business development	33,186	52,467	81,241	83,448
Foreign exchange	40,800	2,112	240,620	7,473
Amortization	1,523	2,040	3,104	4,327
Interest and accretion of asset retirement obligation	-	477	-	954
Loss on sale of marketable securities	-	514,181	-	642,899
Mineral property disposal cost recovery	(53,224)	-	(53,224)	-
Interest income	(24,001)	(27)	(38,642)	(27)

LOSS FOR THE PERIOD BEFORE INCOME
TAXES	(643,996)	(702,191)	(2,930,922)	(1,126,574)

DEFERRED INCOME TAXES RECOVERY	-	-	-	(63,850)

LOSS FOR THE PERIOD	(643,996)	(702,191)	(2,930,922)	(1,190,424)

OTHER COMPREHENSIVE INCOME (LOSS):
Unrealized gain (loss) on available-for-sale marketable securities, net of tax	(2,430,000)	254,299	(1,710,000)	(230,594)
Currency translation adjustments	(113,135)	793,806	(564,582)	257,423

TOTAL COMPREHENSIVE INCOME (LOSS)	(2,543,135)	1,048,105	(2,274,582)	26,829

COMPREHENSIVE LOSS FOR THE PERIOD	(3,187,131)	345,914	(5,205,504)	(1,163,595)

LOSS PER COMMON SHARE
Basic and diluted	(0.00)	(0.01)	(0.02)	(0.01)

WEIGHTED AVERAGE NUMBER OF SHARES	180,217,486	118,491,197	174,407,877	118,369,220

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Corp.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(In Canadian Dollars)	Three Months		Six Months
(Unaudited – Prepared by Management)	Ended June 30,		Ended June 30,
	2011	2010	2011	2010
	$	$	$	$

CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Loss for the year	(643,996)	(702,191)	(2,930,922)	(1,190,424)
Items not affecting cash:
Stock-based compensation	101,787	-	1,786,679	-
Amortization	1,523	2,040	3,104	4,327
Accretion of asset retirement obligation	-	477	-	954
Loss (gains) on marketable securities	-	506,318	-	630,536
Deferred income taxes	-	-	-	63,850

	(540,686)	(193,356)	(1,141,139)	(490,757)
Changes in non-cash operating accounts:
Amounts receivable	(24,932)	19,725	(38,173)	(31,734)
Prepaid expenses	(8,802)	10,905	181,941	21,811
Accounts payable and accrued liabilities	(112,629)	(28,535)	38,077	(89,978)
	(687,049)	(191,261)	(959,294)	(590,658)
INVESTING ACTIVITIES
Exploration and evaluation assets	-	(390,756)	-	(815,231)
Sale of marketable securities, net of commission		397,059	-	779,712
Reclamation bond	10,577	-	(1,571,858)	-
Mineral properties, plant and equipment	(5,715,983)	(77,123)	(7,714,122)	(77,123)
	(5,705,406)	(70,820)	(9,285,980)	(112,642)

FINANCING ACTIVITIES
Issue of common shares, net of issue costs	(52,104)	252,690	16,043,593	252,690

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(6,444,559)	(9,391)	5,798,319	(450,610)
CASH AND CASH EQUIVALENTS, beginning of period	15,347,528	516,704	3,104,650	957,923

CASH AND CASH EQUIVALENTS, end of the period	8,902,969	507,313	8,902,969	507,313

SUPPLEMENTARY INFORMATION:

Cash flows include the following elements:
Interest paid	-	-	-	-
Interest received	24,001	27	38,642	27
Income taxes paid	-	-	-	-

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Corp.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(In Canadian Dollars)
(Unaudited – Prepared by Management)

				Accumulated
			Other	Other
	Share Capital		Equity	Comprehensive
	Shares	Amount	Reserve	Income (Loss)	Deficit	Total
		$	$	$	$	$

Balance, January 1, 2010	118,245,889	60,650,619	6,396,978	(285,353)	(25,250,015)	41,512,229

Private placement	1,594,500	188,840	-	-	-	188,840
Other comprehensive income	-	-	-	(230,594)	-	(230,594)
Loss for the period	-	-	-	-	(1,190,424)	(1,190,424)
Balance, June 30, 2010	119,840,389	60,839,459	6,396,978	(515,947)	(26,440,439)	40,280,051

				Accumulated
			Other	Other
	Share Capital		Equity	Comprehensive
	Shares	Amount	Reserve	Income (Loss)	Deficit	Total
		$	$	$	$	$
Balance, January 1, 2011	130,199,272	62,449,075	6,319,728	(479,513)	(31,414,043)	36,875,247

Public offer, net of share issue costs	50,000,000	15,724,273	-	-	-	15,724,273
Exercise of warrants	21,500	4,945	-	-	-	4,945
Stock-based compensation	-	-	1,786,679	-	-	1,786,679
Agent warrants valuation	-	-	314,375	-	-	314,375
Other comprehensive income	-	-	-	(2,274,582)	-	(2,274,582)
Loss for the period	-	-	-	-	(2,930,922)	(2,930,922)
Balance, June 30, 2011	180,220,772	78,178,293	8,420,782	(2,754,095)	(34,344,965)	49,500,015

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Corp.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
Six months ended June 30, 2011

1.	NATURE OF OPERATIONS

American Bonanza Gold Corp. (the “Corporation” or “Company”) was incorporated in British Columbia on December 10, 2004. The Corporation is domiciled in Vancouver, Canada. The Corporation is an exploration stage mining company engaged in the identification, acquisition, exploration and development of precious metals properties located in the United States and Canada. The Corporation has not yet determined whether its mineral properties contain mineral reserves which are economically recoverable with the exception of Copperstone property (note 5). The recoverability of amounts capitalized is dependent upon the discovery of economically recoverable reserves, securing and maintaining title in the properties and obtaining the necessary financing to complete the exploration and development of these projects and upon the attainment of future profitable production. The amounts capitalized as exploration and evaluation assets, net of impairment recognised, represent costs to date, and do not necessarily represent present or future values.

These financial statements have been prepared by management on a going-concern basis, which assumes the Corporation will continue in operation for the foreseeable future and will be able to realize its assets and settle its liabilities and commitments in the normal course of business. The Corporation anticipates that current cash resources will adequately fund expected development costs, until generation of operating revenue, of the Copperstone property and other operating cash flow requirements in the foreseeable future. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary should the going concern assumption become inappropriate.

2.	BASIC OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). These are the Corporation’s first International Financial Reporting Standards (IFRS) condensed consolidated interim financial statements. IFRS 1, First Time Adoption of IFRS, has been applied as they are part of the period covered by the Corporation’s first IFRS consolidated financial statements for the year ending December 31, 2011. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements. The Corporation’s condensed consolidated interim financial statements were prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP) until December 31, 2010. Canadian GAAP differs from IFRS in some areas and accordingly, the significant accounting policies applied in the preparation of these condensed consolidated interim financial statements are set out below and have been consistently applied to all periods presented except in instances where IFRS 1 either requires or permits an exemption. An explanation of how the transition from Canadian GAAP to IFRS has affected the reported consolidated statements of operations, comprehensive loss, financial position, and cash flows of the Corporation is provided in note 13. This note includes information on the provisions of IFRS 1 and the exemptions that the Corporation elected to apply, reconciliations of equity, net loss and comprehensive loss for comparative periods and equity at the date of transition, January 1, 2010.

Principles of consolidation

The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiary, Bonanza Explorations Inc. (a United States, Nevada corporation).

All inter-company transactions and balances have been eliminated upon consolidation.

Use of estimates

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant areas requiring the use of management estimates and assumptions relate to the determination of the recoverability of exploration and evaluation assets, amounts receivable, deferred income tax assets and liabilities, asset retirement obligations and assumptions used in valuing options and warrants in stock-based compensation calculations. Actual results could differ from those estimates.

American Bonanza Gold Corp.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
Six months ended June 30, 2011

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with banks or highly liquid short-term interest bearing securities that are readily convertible to known amounts of cash and those that have maturities of three months or less when acquired.

Marketable securities

Marketable securities are classified as available-for-sale and are carried at the fair value based upon quoted market prices. Changes in fair value are included in other comprehensive income.

Exploration and evaluation assets and government assistance

Costs related to mineral activities, which include the investigation, acquisition, exploration, and development of mining properties, are capitalized on a property-by-property basis until such time as the property is placed in production, is sold or abandoned or determined to be impaired. Capitalized exploration and evaluation costs are considered to be tangible assets. These assets are not depreciated as they are not currently available for use. When proven and probable reserves are determined and development is approved, capitalized exploration and evaluation costs are reclassified to mineral properties and leases or capital work-in-progress within property, plant and equipment.

The Corporation qualifies for mineral exploration assistance programs associated with the exploration and development of mineral properties located in Quebec. Recoverable amounts are offset against exploration and evaluation costs incurred when the Corporation has complied with the terms and conditions of the program and the recovery is reasonably assured.

Option payments received on mineral properties are credited against previous capitalized costs.

Office equipment

Office equipment, consisting of office and computer equipment, are recorded at cost and are amortized on a straight-line basis over five years.

Assets under construction

The Corporation has acquired its production equipment including mill, crushers and mobile equipment. Most of this equipment is used and requires refurbishing and offsite preparation prior to construction in the Copperstone site. None of this equipment is ready for its intended use as of June 30, 2011 and hence no amortization was taken during the current fiscal period.

Foreign currency translation

The reporting and functional currency of the Corporation is the Canadian dollar. The functional currency of its United States subsidiary is the United States dollar.

Foreign currency transactions entered directly by the Corporation or its subsidiary are translated into their functional currency as following:

Monetary and liabilities are translated at period end exchange rates and other balance sheet items are translated at historical exchange rate.
Income statement items are translated in effect at the time of transaction.
Foreign exchange gains and losses are included in the determination of income.

American Bonanza Gold Corp.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
Six months ended June 30, 2011

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Transaction of the foreign functional currency subsidiary financial statement into the Parent’s Canadian dollar reporting currency is performed as follows:

Assets and liabilities are translated at period end exchange rates and other balance sheet items are translated at historic exchange rates.
Income statement items are translated at average exchange rates prevailing during the period.

Exchange gains and losses on the translation of the foreign operations into the Corporation’s functional currency are excluded from the determination of income and reported as a foreign currency translation adjustment in the other comprehensive income in the shareholder’s equity.

Financial instruments

The Corporation classifies all financial instruments as either held-to-maturity, available-for-sale, held for trading, loans and receivables and other liabilities. Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading, are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized in the statement of operations.

The Corporation has classified its cash and cash equivalents as held for trading and therefore measures them at fair market value, with the unrealized gain or loss recorded in income. The amounts receivable has been classified as loans and receivable and accounts payable and accrued liabilities are classified as other liabilities.

The Corporation has classified its marketable securities as available-for-sale securities and therefore carries them at fair value, with unrealized gains or losses recorded in shareholders’ equity as a component of other comprehensive income. These amounts will be reclassified from other comprehensive income to net income when they are realized.

For certain of the Corporation’s financial instruments, including cash and cash equivalents, amounts receivable, and accounts payable and accrued liabilities, the carrying amounts approximate fair values due to their short-term to maturity.

Income taxes

The Corporation accounts for income taxes under the asset and liability method. Under this method, temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount are used to calculate deferred income tax assets or liabilities. The Corporation realized deferred income tax assets or liabilities using tax rates anticipated to be in effect in the periods that the temporary differences are expected to be settled or realized. The effect of a change in income tax rates on deferred income tax assets and liabilities is recognized in income in the period that the change occurs.

Loss per share

Basic loss per share is calculated by dividing net loss available to the shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated to reflect the dilutive effect of exercising outstanding stock options and warrants by application of the treasury stock method. Outstanding stock options and share purchase warrants that would potentially dilute basic loss per share have not been included in the computation of diluted loss per share because to do so would be anti-dilutive.

American Bonanza Gold Corp.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
Six months ended June 30, 2011

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Reclamation and restoration

The fair value of obligations associated with the retirement of tangible long-lived assets is recorded in the period it is incurred with a corresponding increase to the carrying amount of the related asset. The obligations recognized are statutory, contractual or legal obligations. The liability is accreted over time for changes in the fair value of the liability through charges to accretion, which is included in depletion, amortization and accretion expense. The costs capitalized to the related assets are amortized in a manner consistent with the depletion and amortization of the related asset.

Impairment of long-lived assets

The Corporation reviews the carrying value of long-lived assets for impairment when circumstances indicate an asset’s value may not be recoverable. The evaluation is based on the higher of the asset’s fair value less costs to sell and its value in use, which is present value of future cash flows expected to be derived from the asset in its current state. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the higher of fair value less costs to sell and value in use.

Segmented information

The Corporation conducts its business in a single operating segment being the acquisition, exploration and development of mineral properties. All mineral properties are located in the United States as detailed in notes 5 and 6.

Comparative figures

Certain comparative figures have been reclassified where applicable to conform with the presentation adopted in the current year.

New Accounting Pronouncements

Adoption of new accounting policies

The following new or amended IFRSs have been issued which are effective for annual periods beginning on or after January 1, 2013 with early adoption permitted, with the exception of IFRS 13 which is effective prospectively from January 1, 2013:

IFRS 9 Financial Instruments
IFRS 10 Consolidated Financial Statements
IFRS 11 Joint Arrangements
IFRS 12 Disclosure of Interests in Other Entities
IFRS 13 Fair Value Measurement
Amendments to IAS 19 Employee Benefits
Amendments to IAS 28 Investments in Associates and Joint Ventures

IFRS 9 Financial instruments (“IFRS 9”) was issued in November 2009 and will replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39.

IFRS 10 Consolidated Financial Statements (“IFRS 10”) replaces the guidance in IAS 27 Consolidated and Separate Financial Statements (“IAS 27”) and SIC-12 Consolidation – Special Purpose Entities.

IAS 27 (2008) survives as IAS 27 (2011) Separate Financial Statements, only to carry forward the existing accounting requirements for separate financial statements. IFRS 10 provides a single model to be applied in the control analysis for all investees, including entities that currently are SPEs in the scope of SIC-12. In addition, the consolidation procedures are carried forward substantially unmodified from IAS 27 (2008).

American Bonanza Gold Corp.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
Six months ended June 30, 2011

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

IFRS 11 Joint Arrangements (“IFRS 11”) replaces the guidance in IAS 31 Interests in Joint Ventures (“IAS 31”). Under IFRS 11, joint arrangements are classified as either joint operations or joint ventures. IFRS 11 essentially carves out of previous jointly controlled entities, those arrangements which although structured through a separate vehicle, such separation is ineffective and the parties to the arrangement have rights to the assets and obligations for the liabilities and are accounted for as joint operations in a fashion consistent with jointly controlled assets/operations under IAS 31. In addition, under IFRS 11 joint ventures are stripped of the free choice of equity accounting or proportionate consolidation; these entities must now use the equity method. Upon adoption of IFRS 11, entities which had previously accounted for joint ventures using proportionate consolidation shall collapse the proportionately consolidated net asset value (including any allocation of goodwill) into a single investment balance at the beginning of the earliest period presented. The investment’s opening balance is tested for impairment in accordance with IAS 28 (2011) and IAS 36 Impairment of Assets. Any impairment losses are recognized as an adjustment to opening retained earnings at the beginning of the earliest period presented.

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) contains the disclosure requirements for entities that have interests in subsidiaries, joint arrangements (i.e. joint operations or joint ventures), associates and/or unconsolidated structured entities. Interests are widely defined as contractual and non-contractual involvement that exposes an entity to variability of returns from the performance of the other entity. The required disclosures aim to provide information in order to enable users to evaluate the nature of, and the risks associated with, an entity’s interest in other entities, and the effects of those interests on the entity’s financial position, financial performance and cash flows.

IFRS 13 Fair Value Measurement (“IFRS 13”) replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e. an exit price. The standard also establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements to provide information that enables financial statement users to assess the methods and inputs used to develop fair value measurements and, for recurring fair value measurements that use significant unobservable inputs (Level 3), the effect of the measurements on profit or loss or other comprehensive income. IFRS 13 explains ‘how’ to measure fair value when it is required or permitted by other IFRSs. IFRS 13 does not introduce new requirements to measure assets or liabilities at fair value, nor does it eliminate the practicability exceptions to fair value measurements that currently exist in certain standards.

IAS 19 Employee Benefits (“IAS 19”) will modify accounting for pensions and other post-retirement and post-employment benefits and impact corporate financial reporting, including reported net profit. The key impacts of the amendments will include:

  Changes in how a plan's funded status and its variation during a reporting period will affect balance sheet and comprehensive income

  Changes in the reported benefit expense due to the removal of the expected return on assets and amortization items

  Significant changes to the footnote disclosures

  Potential implications for the way that plan sponsors manage defined benefit plan risk

IAS 28 Investments in Associates and Joint Ventures (“IAS 28”) will modify the existing standard as issued in 2008 as follows:

  Associates and joint ventures held for sale. IFRS 5 Non-current Assets Held for Sale and Discontinued Operations applies to an investment, or a portion of an investment, in an associate or a joint venture that meets the criteria to be classified as held for sale. For any retained portion of the investment that has not been classified as held for sale, the equity method is applied until disposal of the portion held for sale. After disposal, any retained interest is accounted for using the equity method if the retained interest continues to be an associate or a joint venture.

American Bonanza Gold Corp.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
Six months ended June 30, 2011

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

  Changes in interests held in associates and joint ventures. Previously, IAS 28 and IAS 31 specified that the cessation of significant influence or joint control triggered re-measurement of any retained stake in all cases with gain recognition in profit or loss, even if significant influence was succeeded by joint control. IAS 28 will be modified so that in such scenarios the retained interest in the investment is not re-measured.

These new and revised accounting standards have not yet been adopted by American Bonanza, and the Corporation has not yet completed the process of assessing the impact that they will have on its financial statements or whether to early adopt any of the new requirements.

3.	AMOUNTS RECEIVABLE

Amounts receivable consist of the following:

	June 30,	December 31,
	2011	2010
	$	$

Goods and services and harmonized sales tax	22,934	25,705
Quebec sales tax	273	17,603
Mining duties and refundable tax credits receivable	68,505	68,505
Other	60,903	2,629

	152,615	114,442

Government Assistance

The Corporation qualifies for mineral exploration assistance programs associated with incurring exploration and development expenditures on mineral properties located in Quebec. The assistance programs are comprised of a Refundable Tax Credit of 35% of eligible exploration expenses pursuant to Quebec’s Taxation Act and a further 12% refundable credit on eligible expenditures pursuant to Quebec’s Mining Duties Act.

4.	MARKETABLE SECURITIES

	June 30, 2011
			Accumulated
	Fair Value	Cost	unrealized
			gains (losses)
	$	$	$

- Balmoral Resources Ltd.	4,095,000	5,175,000	(1,080,000)

	December 31, 2010
			Accumulated
	Fair Value	Cost	unrealized
			gains (losses)
	$	$	$

- Balmoral Resources Ltd	5,805,000	5,175,000	630,000

American Bonanza Gold Corp.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
Six months ended June 30, 2011

4.	MARKETABLE SECURITIES (continued)

In November, 2010, the Corporation signed a definitive agreement with Balmoral Resources Ltd. (“Balmoral”) for the sale of the Corporation’s eastern Canadian exploration properties. In consideration for the properties, Balmoral made a one- time cash payment to Bonanza of $3.7 million dollars and issued 4.5 million common shares of Balmoral to the Corporation valued at $1.15 per share or $5,175,000 in total on that date. As of June 30, 2011 these shares were valued at $0.91 resulting in an unrealized loss of $1,080,000.

5.	MINERAL PROPERTIES, PLANT AND EQUIPMENT

	Mineral	Office	Assets Under
	Properties	Equipment	Construction	TOTAL
	$	$	$	$
Cost:
December 31, 2010	27,044,476	126,558	1,643,244	28,814,278
Opening balance currency valuation:	(514,776)	-	(49,811)	(564,587)
Addition:	1,454,737	-	7,369,743	8,824,480
June 30, 2011	27,984,437	126,558	8,963,176	37,074,171

Accumulated Depreciation and Impairment
December 31, 2010	-	120,231	-	120,231
Addition	-	3,104	-	3,104
June 30, 2011	-	123,335	-	123,335

Net Carrying Value, June 30, 2011	27,984,437	3,223	8,963,176	36,950,836

Mineral Property - Copperstone

The Corporation is engaged in exploring and developing the Copperstone gold property in La Paz County, Arizona, United States. The Corporation holds a 100% leasehold interest in the Copperstone Project. The landlord is The Patch Living Trust and the lease was for a 10 year term starting June 12, 1995 and was renewed for a further ten years on and from June 12, 2005. The lease is renewable for one or more ten-year terms at the Corporation’s option under the same terms and conditions. The Corporation is obligated to pay for all permitting and state lease bonding, insurance, taxes, and to pay a 1% production gross royalty with the royalty increasing to 6% if the price of gold is over US$551 per ounce. The Corporation pays a minimum advance royalty per year of US$30,000.

The Corporation is required to pay to a third party $70,000 from initial proceeds from mineral extracted from the D-Zone of the Copperstone property and a Net Smelter royalty of 3% from the first 50,000 tonnes of mineralized material extracted from the D-Zone.

During 2002, the Corporation entered into a mining services agreement with an Underground Mining Contractor (“Mining Contractor”) for purposes of the development and extension of an existing underground decline in the D-Zone to establish underground infrastructure for subsequent exploration and development programs. On the basis of meeting certain predetermined performance criteria, the Mining Contractor can earn up to a 5% net profits royalty from the D-Zone bulk sample of up to 50,000 tons of mineralized material that may be completed.

All required property payments were made with respect to the Copperstone project as of June 30, 2011 and all claims are in good standing until August 2012.

American Bonanza Gold Corp.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
Six months ended June 30, 2011

6.	EXPLORATION AND EVALUATION ASSETS

(a) Canadian Mineral Interests

At September 30, 2010, the Corporation wrote down the carrying value of its Fenelon, Northway, Martiniere and Northshore properties by $4,014,729 due to anticipated sale of these mineral properties to Balmoral. The expected proceeds exceeded the then carrying value of these properties by $4,014,729. This amount was allocated to the properties in proportion to their carrying values prior to the write-down.

During the quarter ended December 31, 2010, the Corporation disposed of these Canadian properties for $3.7 million and 4.5 million Balmoral common shares as consideration. The gross proceeds were $8,875,000. The total carrying value of all the Canadian properties was $ 8,915,036 resulting in a loss of $70,355 after considering other transaction related charges and certain asset retirement obligations being assumed by the buyer.

The properties previously owned by the Corporation located in Quebec and Ontario are summarized as follows:

(a)(i) Fenelon Project, Quebec

The Fenelon property, located in the Province of Quebec is approximately 30 kilometers east of the Corporation’s Martiniere gold property, consists of 454 mining claims totaling 17,830 acres. The Corporation acquired its 38% interest in the Fenelon project and an option to acquire the remaining 62% interest as a result of the Arrangement in 2005.

During the fourth quarter of 2009, it was determined that, due to market conditions and management's intentions in respect of Fenelon, there was an impairment of the amounts capitalized in respect of this project. An impairment of $10,743,555 was recorded to reduce the carrying amount to the estimated fair value of $5,000,000. This represents management's best estimate of the value that will be recovered based on a net present value approach. Key assumptions in the estimate include future gold prices, recoverable ounces of gold and the discount rate applied, as well as the availability of necessary financing. Actual outcomes could differ materially from this estimate.

During the year 2010, the Corporation recorded a write-down and sold the Fenelon property.

(a)(ii) Casa Berardi Exploration Portfolio, Quebec

The Martiniere property is located 600 kilometers northwest of Montreal and consists of 226 unpatented crown mining claims covering approximately 3,000 hectares, which are subject to a 2% Net Smelter Return royalty. The Corporation’s Fenelon project is 30 kilometers to the east. The Corporation’s option with Cyprus is for a 100% interest in this property.

The Northway project is located in Quebec, 25 kilometers south of Matagami and 530 kilometers northwest of Montreal. The property consists of two contiguous claim blocks: the 113-claim, 1,600 hectare block and the contiguous 114 claim, 2,000 hectare Noyon block.

During the year 2010, the Corporation recorded a write-down and sold the Martiniere and Northway properties.

(a)(iii) Northshore Project, Ontario

The Northshore gold property is 100% owned by the Corporation and comprises 550 acres of patented mining claims, situated in Priske Township, Ontario. A NSR royalty ranging from 2% to a maximum of 5% is payable, increasing with gold production in excess of one million ounces. No expenditures, other than the payment of taxes, are required to maintain the property.

During the year ended December 31, 2008, the Corporation wrote-off the carrying value of this property of $979,655 and the property expenditures totalling $2,134 were written off during the year 2010.

During the year 2010, the Corporation recorded a write-down and sold the Northshore property.

American Bonanza Gold Corp.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
Six months ended June 30, 2011

6.	EXPLORATION AND EVALUATION ASSETS (continued)

(b) Gold Bar

The Gold Bar property is located in Eureka County, 50 kilometers northwest of Eureka, Nevada. Gold Bar is subject to a 2% net smelter royalty capped at US$1,000,000 on future production. All required payments have been made to hold the claims in good standing until August 2011. Northern Canadian Minerals Inc. holds a 5% interest in the Gold Bar property subject to certain dilution provisions.

During the year ended December 31, 2008, the Corporation wrote-down the carrying amount of the Gold Bar property by $880,785 to $200,000 due to limited exploration activity in the last three years and based upon management’s current plans with respect to the property.

As of December 31, 2010, the Corporation wrote off the carrying value of $200,000 as no exploration activity has occurred on this property in recent years.

(c) Iskut Joint Venture

By agreement dated June 1, 1989 between Golden Band Resources Inc. (“Golden Band”), and Barrick Gold Corp., formerly Prime Resources Corp. (“Barrick”) and American Bonanza Gold Corp., formerly American Ore Ltd. (“American Bonanza”) formed a joint venture with mineral claims located next to the Snipe mine in northern British Columbia.

American Bonanza had written down its interest down to zero value in previous years.

During the fiscal year, American Bonanza and Golden Band acquired Barrick’s Iskut Joint Venture interest. 47.5% to American Bonanza and 52.5% to Golden Band in return for acknowledging Barrick’s resignation as operator and discharged Barrick from all of its duties and obligations as the operator of the Iskut JV.

In June, 2011 the Corporation and its joint venture partner Golden Band signed a letter agreement to sell their JV interest to Skyline Gold Corporation. The general terms of the Skyline agreement require the payment of 5,000,000 common shares of Skyline and 2,500,000 warrants which are exercisable for a period of five years to be split proportionately between the Corporation (47.5%) and Golden Band (52.5%) . One warrant can be converted into a common share of Skyline at a price of $0.50 per share.

The Corporation has not recorded any value for the acquired interest nor has it recorded any gain on the sale of its interest in the Iskut Joint Venture since the sale is subject to negotiating the final terms of the agreement, meeting certain conditions specified in the letter agreement and receiving approval from the regulatory authorities.

(d) Other

The Oatman property is located in Mohave County in Northwest Arizona and covers 600 hectares acquired through the staking of 67 unpatented mining claims in November, 2003.

The Belmont property is located in the Belmont Mining District of Nevada in Nye County, about 40 miles north of Tonopah, in the Walker Lane Mineral Belt. The Corporation acquired the property covering 200 hectares through the staking of 23 unpatented mining claims in February 2004.

The Hassayampa property is located in Yavapai County, central Arizona. The Corporation acquired the property covering 600 hectares through the staking of 73 unpatented mining claims in February, 2004. The Hassayampa project lies within the Black Rock Mining District.

American Bonanza Gold Corp.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
Six months ended June 30, 2011

6.	EXPLORATION AND EVALUATION ASSETS (continued)

(d) Other (continued)

The Vulture Property is located in Maricopa County, central Arizona. The Corporation acquired the property covering 500 hectares through the staking of 61 claims in July, 2004.

During the year ended December 31, 2008, the Corporation wrote-off the carrying value of the Oatman, Belmont, Hassayampa and Vulture properties totalling $214,964 as no exploration activity has occurred on these properties in recent years. This write-down is required to comply with existing accounting guidelines.

7.	SHARE CAPITAL

Authorized

The Corporation is authorized to issue an unlimited number of common shares and an unlimited number of Class A Preferred Shares without par value. No Class A Preferred Shares have been issued.

On June 16, 2010 the Corporation completed a non-brokered private placement of 1,594,500 flow-through common shares, at a price of $0.16 per common share for gross proceeds of $255,120. No commission was paid on the financing.

On August 10, 2010 the Corporation completed a non-brokered private placement of 3,333,717 Units at a price of $0.15 per Unit for gross proceeds of approximately $500,000. Each Unit consists of one common share, and one half of one common share purchase warrant with each full warrant entitling the holder to acquire one common share at a price of $0.23 until August 11, 2012. A 5% cash finder’s fee was paid on the financing.

On August 16, 2010 the Corporation closed the purchase of a milling and flotation plant for a purchase price of US$400,000 and the issuance of 1,250,000 common shares. The common shares issued were valued at $0.17 per share for $212,500.

On August 24, 2010 the Corporation completed a non-brokered private placement of 4,675,166 Units at a price of $0.15 per Unit for gross proceeds of approximately $700,000. Each Unit consists of one common share and one half of one common share purchase warrant, with each full Warrant entitling the holder to acquire one common share at a price of $0.23 until August 24, 2012.

On January 21, 2011 the Corporation closed a marketed public offering of units including those issued pursuant to the over-allotment option, which was exercised in full by Wellington West Capital Markets Inc. (the “Agent”) (the “Offering”). A total of 50 million units were sold, at a price of $0.35 per unit, for gross proceeds of $17.5 million. Each unit consists of one common share and one half of one warrant, with each whole warrant entitling the holder to purchase a further common share at a price of $0.45 per common share at any time until July 21, 2012. The warrants will not be listed for trading. The Corporation paid the Agent a cash commission equal to 6% of the gross proceeds of the Offering, and issued to the Agent warrants to purchase 2,963,700 common shares at a price of $0.38 per common share, exercisable until July 21, 2012. Share issue cost related to this financing totaled $1,720,978 including the fair value of Agent warrants estimated as $314,375 using the Black-Scholes pricing model using the following weighted average assumptions:

Risk free interest rate	1.72%
Expected dividend yield	-
Stock price volatility	69.8%
Expected life of options	1.5 year

American Bonanza Gold Corp.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
Six months ended June 30, 2011

7.	SHARE CAPITAL (continued)

Options

The Corporation grants incentive stock options as permitted pursuant to the Corporation’s Stock Option Plan (the “Plan”) approved by the shareholders. The Plan has been structured to comply with the rules of the Toronto Stock Exchange (“TSX”). The aggregate number of common shares which may be subject to option at any one time may not exceed 10% of the issued common shares of the Corporation as of that date – including options granted prior to the adoption of the Plan. All options may not be granted for a term exceeding 5 years, and the term will be reduced to one year following the date of death. If the Optionee ceases to be qualified to receive options from the Corporation those options shall immediately terminate.

As at June 30, 2011, the Corporation has stock options outstanding to acquire an aggregate of 18,005,000 common shares and are held by directors, officers, employees and consultants, exercisable at prices between $0.06 and $0.39 per share at varying times up until June 23, 2016.

	Number of	Weighted average
	Options	exercise price

Balance, December 31, 2008	4,335,000	$0.14
Granted	7,325,000	$0.08

Balance, December 31, 2009	11,660,000	$0.10
Exercised	(1,100,000)	$0.12

Balance, December 31, 2010	10,560,000	$0.10
Granted	100,000	$0.19
Granted	6,895,000	$0.39
Granted	100,000	$0.385
Granted	350,000	$0.37

Balance, June 30, 2011	18,005,000	$0.22

The following table summarizes stock options outstanding and exercisable at June 30, 2011:

Number of
Options	Exercise Price	Expiry Date

1,900,000	$0.220	November 6, 2012
1,910,000	$0.070	August 6, 2013
2,530,000	$0.060	January 26, 2014
3,720,000	$0.085	March 18, 2014
500,000	$0.090	July 28, 2014
100,000	$0.190	March 25, 2015
6,895,000	$0.390	March 2, 2016
100,000	$0.385	May 5, 2016
350,000	$0.370	June 23, 2016

18,005,000

During the six months ended June 30, 2011, under the fair value based method, $1,786,679 (2010 – $nil) in compensation expense was recorded for options granted to employees and charged to operations.

American Bonanza Gold Corp.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
Six months ended June 30, 2011

7.	SHARE CAPITAL (continued)

Options (continued)

The fair value of stock options used to calculate compensation expense has been estimated using the Black-Scholes option pricing model using the following weighted average assumptions:

	2011	2010

Risk free interest rate	2.61%	-
Expected dividend yield	-	-
Stock price volatility	75.3%	-
Expected life of options	4.7	-

The risk free rate of return is the yield on a zero-coupon Canadian Treasury Bill of a term consistent with the assumed option life. The expected volatility is based on the Corporation’s historical prices. The expected average option term is the average expected period to exercise, based on the historical activity patterns for historical grants.

The weighted average fair value of options granted during the six months ended June 30, 2011 was $0.24.

Warrants

At June 30, 2011, the Corporation had 31,946,641 outstanding common share purchase warrants.

		Weighted
	Number of	Average
	Warrants	Exercise Price
		$
Balance, December 31, 2008	4,281,220	0.30
Expired	(4,281,220)	0.30
Balance, December 31, 2009
Granted	4,004,441	0.23
Balance, December 31, 2010	4,004,441	0.23
Granted	25,000,000	0.45
Granted	2,963,700	0.38
Exercised	(21,500)	0.23

Balance, June 30, 2011	31,946,641	0.42

The following table summarizes the warrants outstanding and exercisable at June 30, 2011:

Number of
Warrants	Exercise Price	Expiry Date

1,666,858	$0.23	August 11, 2012
2,316,083	$0.23	August 24, 2012
25,000,000	$0.45	July 21, 2012
2,963,700	$0.38	July 21, 2012

31,946,641

American Bonanza Gold Corp.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
Six months ended June 30, 2011

8.	GENERAL AND ADMINISTRATIVE EXPENSES

	June 30, 2011		June 30, 2010
	Three Months	Six Months	Three Months	Six Months
	$	$	$	$

Management fees, consulting and salaries	297,899	461,612	110,860	190,379
Office and administration	10,281	26,035	(13,218)	2,787
Legal and accounting	41,893	45,893	6,048	11,363
Insurance	10,638	19,655	10,906	21,811
Public company expenses	128,498	232,493	(14,963)	90,164
	489,209	785,688	99,633	316,504

9.	LEASE OBLIGATION

The Corporation is committed under lease agreements for the office premises in Reno in the amount of $26,900 per year. The Corporation’s lease obligation to The Patch Living Trust on the Copperstone mineral property is disclosed in note 5.

10.	RELATED PARTY TRANSACTIONS

The Corporation’s related parties consist of companies which have certain directors in common as follows:

Related Party	Nature of Transactions
Nevada Copper Corp.	General administration and management fees
Mesa Exploration Corp.	General and administration

The Corporation recovered under cost-sharing arrangements the following expenditures from companies which have certain directors in common:

	June 30, 2011		June 30, 2010
	Three Months	Six Months	Three Months	Six Months
	$	$	$	$
Management and consulting fees	30,425	69,875	28,875	56,250
General and administration expenses	18,325	34,375	18,625	36,750

	48,750	104,250	47,500	93,000

11.	RECLAMATION AND RESTORATION

The Corporation’s reclamation and restoration consist of reclamation and closure costs for the Copperstone project based on the present value of obligations estimated to incur in the next 7 years. Significant reclamation and closure activities were to include land rehabilitation, demolition of buildings and ongoing care and maintenance and other costs.

The liability for reclamation and closure cost obligations is $1,110,353 as of June 30, 2011. This was the the present value of the estimated current Copperstone project disturbance obligation of $1,336,079 using a discount rate of 2.7%. No accretion expense was realized during the current period.

American Bonanza Gold Corp.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
Six months ended June 30, 2011

12.	FINANCIAL INSTRUMENTS AND MANAGEMENT OF CAPITAL

Fair values in the consolidated balance sheet:

The carrying amounts reported in the consolidated balance sheet for short term financial assets and liabilities, which includes cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities approximate fair values due to the immediate or short-term maturities of these financial instruments.

The following is a classification of fair value measurements recognized in the consolidated balance sheet using a fair value hierarchy that reflects the significance of the inputs used in making the measurements.

	Fair value measurement at reporting date using:
		Quoted prices in
		active markets	Significant other	Significant
		identical assets	observable	unobservable
	June 30, 2011	(Level 1)	inputs (Level 2)	inputs (Level 3)
Assets
Cash and cash equivalents	8,902,969	8,902,969	-	-
Marketable securities	4,095,000	4,095,000	-	-

Level 1 –	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
Level 2 –	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.
Level 3 –	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

Cash and cash equivalents are classified as held for trading and therefore are recorded at fair value.

The carrying amounts of marketable securities are equal to fair value, which is based on active market obtained from the closing stock price.

Contractual Obligations

The following table sets forth the Corporation’s known contractual obligations as at June 30, 2011:

Payments due by period
		Less than			More than
	Total	1 year	1-3 years	4-5 years	5 years
Contractual Obligations	$	$	$	$	$
Mineral Property Interests – Filing Fees	931,000	186,000	621,000	30,000	94,000

Financial risk factors

The Corporation manages its exposure to financial risks, including foreign exchange risk and interest rate risk, based on a framework to protect itself against adverse rate movements. All transactions undertaken are to support the Corporation’s ongoing business and the Corporation does not acquire or issue derivative financial instruments for trading or speculative purposes. The Corporation’s Board of Directors oversees management’s risk management practices.

The Corporation’s activities are exposed to financial risks: market risk (including currency risk and interest rate risk), credit risk and liquidity risk.

American Bonanza Gold Corp.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
Six months ended June 30, 2011

12.	FINANCIAL INSTRUMENTS AND MANAGEMENT OF CAPITAL (continued)

a)	Market risks

	i)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Cash and cash equivalents bear interest at market rates. Other current financial assets and liabilities are not exposed to interest rate risk because of their short-term nature or being non-interest bearing.

	ii)	Currency risk

The Corporation is exposed to currency fluctuations in foreign currencies. The Corporation holds balances in cash and cash equivalents, and accounts payable and accrued liabilities in foreign currencies (US dollars) and is therefore exposed to gains or losses on foreign exchange. The Corporation’s subsidiary is not currently exposed to currency other than the USD, its functional currency. Based on the balance in foreign currencies as at June 30, 2011, a variance in foreign currency exchange rate of 10% would have a slight impact on the Corporation’s financial statements.

As of June 30, 2011, the Corporation held the following US$ financial instruments:

US$
Cash and cash equivalents	2,206,541
Accounts payable	(866,967)

1,339,574

Effect of 10% variation on US exchange:	133,957

b)	Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Corporation to credit risk consist of cash and cash equivalents and amounts receivable. The Corporation has reduced its credit risk by investing its cash equivalents in guaranteed investment certificates with a Schedule 1 Canadian chartered bank. Also, as the majority of its receivables are with the governments of Quebec and Canada in the form of sales tax receivables and government’s incentives, credit risk is considered minimal.

c)	Liquidity risk

Liquidity risk is the risk that the Corporation will not be able to meet the obligations associated with its financial liabilities. As of June 30, 2011, the Corporation had enough funds available to meet its financial liabilities and future financial liabilities from its commitments in the next twelve months. The Corporation handles liquidity risk through the management of its capital structure.

American Bonanza Gold Corp.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
Six months ended June 30, 2011

12.	FINANCIAL INSTRUMENTS AND MANAGEMENT OF CAPITAL (continued)

CAPITAL MANAGEMENT

The Corporation’s objectives of capital management are intended to safeguard the entity's ability to support the Corporation’s exploration and development of its mineral properties and support any expansion plans.

The capital of the Corporation consists of the items included in shareholders’ equity and debt obligations net of cash and cash equivalents. The Corporation manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the Corporation’s underlying assets.

To effectively manage the entity’s capital requirements, the Corporation has in place a planning and budgeting process to help determine the funds required to ensure the Corporation has the appropriate liquidity to meet its objectives. The Corporation may issue new shares or seek debt financing to ensure that there is sufficient working capital to meet its short-term business requirements. The Corporation is not subject to externally imposed capital requirements.

13.	FIRST-TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

The Corporation adopted IFRS on January 1, 2011 with a transition date of January 1, 2010. Under IFRS 1 First-time Adoption of International Financial Reporting Standards, the IFRS is applied retrospectively at the transition date with all adjustments to assets and liabilities as stated under Canadian GAAP taken to retained earnings unless certain exemptions are applied. IFRS 1 provides for certain optional exemptions and certain mandatory exceptions for first time IFRS adopters.

(a) IFRS exemption options

Set forth below are the IFRS 1 applicable exemptions and exceptions applied in the conversion from Canadian GAAP to IFRS:

Share-based payments
IFRS 1 permits the application of IFRS 2 Share Based Payments, only to equity instruments granted after November 7, 2002 that had not vested by the date of transition to IFRS. The Corporation has applied this exemption and will apply IFRS 2 for equity instruments granted after November 7, 2002 that had not vested by January 1, 2010.

Business combinations
The Corporation has elected to apply IFRS 3, Business Combinations, prospectively to business combinations that occur after the date of transition. The Corporation has elected this exemption under IFRS 1, which removes the requirement to retrospectively restate all business combinations prior to the date of transition to IFRS.

Site restoration costs
The Corporation has elected to apply the IFRS 1 exemption whereby it has measured the site restoration costs at January 1, 2010 in accordance with the requirements in IAS 37, Provisions, estimated the amount that would have been in property, plant and equipment when the liabilities first arose, and discounted the transition date liability to that date using the best estimate of the historical risk-free discount rate.

Cumulative translation differences
The Corporation has elected to apply the IFRS 1 exemption whereby cumulative translation differences included in accumulated other comprehensive income are reset to zero at the transition date.

American Bonanza Gold Corp.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
Six months ended June 30, 2011

13.	FIRST-TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (continued)

(b) Reconciliations

The adoption of IFRS has resulted in changes to the Corporation’s reported financial position and results of operations. The Corporation’s adoption of IFRS did not have an impact on the total operating, investing or financing cash flows. In order to allow the users of the financial statements to better understand these changes, the financial statements previously presented under Canadian GAAP have been reconciled to IFRS.

The January 1, 2010 Canadian GAAP Consolidated Balance Sheets have been reconciled to IFRS as follows:

	Canadian GAAP	Adjustments	IFRS	Ref
	January 1, 2010		January 1, 2010
	$	$	$
ASSETS

Current assets	3,326,371	-	3,326,371
Reclamation bond	20,000	-	20,000
Exploration and evaluation assets	41,973,947	(3,094,030)	38,879,917	(i), (ii)
Office Equipment, net	14,760	(258)	14,502

	45,335,078	(3,094,288)	42,240,790

LIABILITIES AND SHAREHOLDERS' EQUITY

Accounts payable and accrued liabilities	687,940	-	687,940
Asset retirement obligation	36,352	4,269	40,621	(i)

	724,292	4,269	728,561

SHAREHOLDERS' EQUITY

Share capital	59,977,063	673,556	60,650,619	(iii)
Other equity reserve	6,396,978	-	6,396,978
Accumulated Other Comprehensive
Loss	(242,322)	(43,031)	(285,353)	(iv)
				(ii), (iii),
Deficit	(21,520,933)	(3,729,082)	(25,250,015)	(iv)

	44,610,786	(3,098,557)	41,512,229

	45,335,078	(3,094,288)	42,240,790

American Bonanza Gold Corp.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
Six months ended June 30, 2011

13.	FIRST-TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (continued)

The Canadian GAAP consolidated statement of comprehensive (loss) income for the six-month period ended June 30, 2010 has been reconciled to IFRS as follows:

	Canadian	IFRS
	GAAP	Adjustments	IFRS	Ref
	$	$	$
EXPENSES
General and administrative	316,504	-	316,504
Loss on disposal of marketable securities	642,899	-	642,899
Exploration	70,996	-	70,996
Business development	83,448	-	83,448
Foreign exchange	7,473	-	7,473
Amortization	4,327	-	4,327
Interest and accretion of asset retirement obligation	954	-	954
Interest Income	(27)	-	(27)

NET LOSS	(1,126,574)	-	(1,126,574)

Income tax recovery (expense)	-	(63,850)	(63,850)	(iii)

LOSS FOR THE PERIOD	(1,126,574)	(63,850)	(1,190,424)

DEFICIT - beginning of period	(21,520,933)	(3,729,082)	(25,250,015)

DEFICIT - end of period	(22,647,507)	(3,792,932)	(26,440,439)

Unrealized loss on available-for-sale marketable securities, net of tax	(230,594)	-	(230,594)

Cumulative translation difference	-	257,423	257,423	(ii)

Other comprehensive income (loss)	(230,594)	257,423	26,829

AOCI - beginning of period	(242,322)	(43,031)	(285,353)

AOCI - end of period	(472,916)	214,392	(258,524)

American Bonanza Gold Corp.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
Six months ended June 30, 2011

13.	FIRST-TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (continued)

The June 30, 2010 Canadian GAAP Consolidated Balance Sheets have been reconciled to IFRS as follows:

	Canadian GAAP	Adjustments	IFRS	Ref
	June 30, 2010		June 30, 2010
	$	$	$
ASSETS

Current assets	1,244,842	-	1,244,842
Reclamation bond	20,000	-	20,000
Exploration and evaluation assets	42,789,178	(3,630,348)	39,158,830	(i), (ii)
Office Equipment, net	87,556	(323)	87,233

	44,141,576	(3,630,671)	40,510,905

LIABILITIES AND SHAREHOLDERS' EQUITY

Accounts payable and accrued liabilities	597,962	-	597,962
Asset retirement obligation	37,306	4,269	41,575	(i)
Deferred income tax liability	63,850	-	63,850

	699,118	4,269	703,387

SHAREHOLDERS' EQUITY

Share capital	60,165,903	737,406	60,903,309	(iii)
Other equity reserve	6,396,978	-	6,396,978
Accumulated Other Comprehensive
Loss	(472,916)	(579,414)	(1,052,330)	(iv)
				(ii), (iii),
Deficit	(22,647,507)	(3,792,932)	(26,440,439)	(iv)

	43,442,458	(3,634,940)	39,807,518

	44,141,576	(3,630,671)	40,510,905

American Bonanza Gold Corp.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
Six months ended June 30, 2011

13.	FIRST-TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (continued)

The Canadian GAAP consolidated statement of comprehensive (loss) income for the year ended December 31, 2010 has been reconciled to IFRS as follows:

	Canadian	IFRS
	GAAP	Adjustments	IFRS	Ref
	$	$	$
EXPENSES

General and administrative	688,587	-	688,587
Stock-based compensation	-	-	-
Exploration	283,594	-	283,594
Business development	257,916	-	257,916
Foreign exchange	13,749	-	13,749
Amortization	8,110	-	8,110
Interest and accretion of asset retirement obligation	1,431	-	1,431
Write-down of exploration and evaluation assets	4,214,729	(44,462)	4,170,267	(ii)
Loss on exploration and evaluation asset disposal	70,355	-	70,355
Loss (gain) on sale of marketable securities	1,205,004	-	1,205,004
Interest income	(79)	-	(79)

NET LOSS	(6,743,396)	44,462	(6,698,934)

Income tax recovery (expense)	153,310	(63,850)	89,460	(iii)

LOSS FOR THE YEAR	(6,590,086)	(19,388)	(6,609,474)

DEFICIT - beginning of period	(21,520,933)	(3,729,082)	(25,250,015)

DEFICIT - end of period	(28,111,019)	(3,748,470)	(31,859,489)

Unrealized loss on available-for-sale marketable securities, net of tax	(379,111)	-	(379,111)
Re-class realise loss on marketable securities	1,205,004	-	1,205,004
Cumulative translation difference	-	(1,020,053)	(1,020,053)	(ii)

OTHER COMPREHENSIVE INCOME (LOSS)	825,893	(1,020,053)	(194,160)
ACCUMULATED OTHER COMPREHENSIVE INCOME - beginning of period	(242,322)	(43,031)	(285,353)
ACCUMULATED OTHER COMPREHENSIVE INCOME - end of period	583,571	(1,063,084)	(479,513)

American Bonanza Gold Corp.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
Six months ended June 30, 2011

13.	FIRST-TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (continued)

The December 31, 2010 Canadian GAAP Consolidated Balance Sheets have been reconciled to IFRS as follows:

	Canadian GAAP	Adjustments	IFRS	Ref
	December 31,		December 31,
	2010		2010
	$	$	$
ASSETS

Current assets	9,058,850	-	9,058,850
Deferred share issue costs	181,726	-	181,726
Reclamation bond	20,000	-	20,000
Exploration and evaluation assets	30,627,219	(3,582,743)	27,044,476	(i), (ii)
Plant and equipment	1,695,530	(45,959)	1,649,571

	41,583,325	(3,628,702)	37,954,623

LIABILITIES AND
SHAREHOLDERS' EQUITY

Accounts payable and accrued liabilities	1,079,376	-	1,079,376

SHAREHOLDERS' EQUITY

Share capital	61,711,669	737,406	62,449,075	(iii)
Other equity reserve	6,319,728	-	6,319,728
Accumulated other comprehensive income (loss)	583,571	(1,063,084)	(479,513)	(iv)
				(ii), (iii),
Deficit	(28,111,019)	(3,303,024)	(31,414,043)	(iv)

	40,503,949	(3,628,702)	36,875,247

	41,583,325	(3,628,702)	37,954,623

American Bonanza Gold Corp.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
Six months ended June 30, 2011

13.	FIRST-TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (continued)

Notes to the IFRS reconciliations:

i) Asset retirement obligation

On transition to IFRS, the Corporation had an asset retirement obligation consisting of reclamation and closure costs for the Fenelon project based on the present value of obligations estimated to incur in the next eight years. The measurement of the obligation under Canadian GAAP at January 1, 2010 was $36,352, and was determined by applying to the nominal estimate of the obligation a discount rate of 5.25%, which was the risk-free interest rate for the term matching the expected time to expenditure. Under IFRS, the measurement of the obligation must be adjusted at each year-end for changes in the discount rate; such adjustments are not required under Canadian GAAP. Applying the risk-free interest rate of 2.74% at January 1, 2010 to the nominal estimate of the obligation, the present value measurement of the obligation was determined to be $40,621.

ii) Functional currency change

On transition to IFRS, there is a change in functional currency from Canadian dollar to the United States dollar for Bonanza Explorations Inc., the Corporation’s subsidiary. This results in adjustment to the carrying value of the subsidiary’s non-monetary assets as of the transition date. As the Corporation has elected to apply the IFRS 1 exemption for cumulative translation differences, the opening journal to adjust the carrying value of the subsidiary’s non-monetary assets is recorded to Deficit. Subsequent adjustments for the non-monetary assets are charged to cumulative translation adjustment (included in other comprehensive income).

iii) Flow-through shares

Under IFRS, there is no specific guidance regarding flow-through shares. Therefore, under the IFRS framework, the increase to share capital when flow-through shares are issued is measured based on the current market price of common shares. The incremental proceeds, or "premium", is recorded as an obligation to provide future tax deduction, similar to deferred revenue. When expenditures are incurred and when future renunciation of these expenditures is probable, a deferred tax liability and expense is recognized and the related provision is reversed to deferred tax expense. On transition to IFRS, the Corporation booked an adjustment to decrease the carrying amount of share capital originally expensed under Canadian GAAP to reflect the application of IFRS guidance to all flow-through share issuances made by the Corporation prior to the transition date net of any effect if accounted for the premium is recognized under IFRS.

iv) Cumulative translation differences

In 2007, the Corporation recorded a foreign currency translation gain of $43,031 in accumulated other comprehensive income. The translation gain has been retained in accumulated other comprehensive income since it was originally recognized. As the Corporation has elected to apply the IFRS 1 exemption for cumulative translation differences, the Corporation recorded an adjusting entry to reset cumulative translation differences to zero at the transition date.